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Exhibit 12

Hawaiian Holdings, Inc
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2005(*)	2006	2007	2008	2009
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$10,474	$(41,010)	$(2,071)	$53,209	$97,196
Additions:
Total fixed charges (see below)	34,161	61,262	65,238	63,574	66,147
Subtractions:
Interest capitalized	—	3,769	1,309	—	—

Earnings as adjusted	$44,635	$16,483	$61,858	$116,783	$163,343

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$3,570	$13,863	$24,035	$19,289	$19,378
Amortization of debt expense and accretion of convertible debt	5,460	3,613	1,475	1,367	1,275
Portion of rental expense representative of the interest factor	25,131	43,786	39,728	42,918	45,494

Total fixed charges	$34,161	$61,262	$65,238	$63,574	$66,147

Ratio of earnings to fixed charges	1.31	—	—	1.84	2.47

Coverage deficiency	$—	$44,779	$3,380	$—	$—

(*)
Includes the deconsolidated results of operations of Hawaiian Holdings, Inc. from January 1, 2005 through June 1, 2005, and the consolidated results of operations of Hawaiian Holdings, Inc. and Hawaiian Airlines, Inc. from June 3, 2005 through December 31, 2005.

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  Exhibit 12
Hawaiian Holdings, Inc Computation of Ratio of Earnings to Fixed Charges